

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Kevin Brian Cox
Chief Executive Officer
SurgePays, Inc.
3124 Brother Blvd, Suite 410
Bartlett, TN 38133

> **Re: SurgePays, Inc.**
> **Amendment no. 2 to Registration Statement on Form S-3**
> **September 7, 2023**
> **File No. 333-273110**

Dear Kevin Brian Cox:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 15, 2023 letter.

Form S-3 filed September 7, 2023

General

1. We reissue prior comment 6 in part. Please disclose whether Upstream (or MERJ Depository or MERJ Exchange) will carry customer accounts on behalf of the introducing broker.

2. Based on the information you have provided, it appears that Upstream and its affiliated entities, including MERJ Exchange Ltd. and MERJ Depository (collectively, the "Upstream Entities"), are providing access to the Upstream platform directly to U.S. persons for the purposes of trading and custodying securities. By engaging in this activity, we believe that one or more of the Upstream Entities may be required to register with the Commission as a broker-dealer, national securities exchange, and/or clearing

agency. On page 8, you note that "Beginning in June 2023, Upstream entered into an introducing broker agreement with Boustead Securities, whereby Boustead Securities acts as an agent to introduce their customers to MERJ in compliance with the exemptions from registration provided by Rule 15a-6 under the Exchange Act." Rule 15a-6 under the Exchange Act provides certain exemptions from broker-dealer registration for foreign broker-dealers, subject to various conditions. However, based on the information you have provided, we do not believe that any of the exemptions in this rule would be available to the Upstream Entities. In addition, we note that Rule 15a-6 does not provide any exemptions from registration as a national securities exchange or clearing agency. As a result, please revise your disclosures to state that, because Upstream Entities are not registered with the Commission, they may not currently be permitted to provide access to the Upstream platform directly to U.S. investors for the purposes of trading or custodying securities, notwithstanding Upstream's assertions to the contrary. In addition, please add a risk factor related to events that may occur if any Upstream Entity is required to register as a broker-dealer, clearing agency or exchange, including, possible risks of rescission. Please also discuss that an investor purchasing or custodying securities through Upstream may not receive the same investor protections that would apply to securities purchased or custodied through an SEC-registered broker-dealer, clearing agency or exchange, including, in the event of the insolvency of Upstream or one of its affiliated entities.

 Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joseph Lucosky